UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 15)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NXP Semiconductors N.V.

(Name of Subject Company)

NXP Semiconductors N.V.

(Name of Person Filing Statement)

Common Stock, Par Value EUR 0.20 Per Share

(Title of Class of Securities)

N6596X109

(CUSIP Number of Class of Securities)

Dr. Jean A.W. Schreurs

SVP and Chief Corporate Counsel

60 High Tech Campus

5656 AG

Eindhoven, The Netherlands

+31-40-2728686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King

Allison R. Schneirov

Alexandra J. McCormack

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

212-735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to Schedule 14D-9 (this “Amendment No. 15”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by NXP Semiconductors N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “NXP”). The Schedule 14D-9 relates to the offer by Qualcomm River Holdings B.V. (“Buyer”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and an indirect, wholly owned subsidiary of QUALCOMM Incorporated, a Delaware corporation (“Parent”), to acquire all of the outstanding common shares, par value €0.20 per share, of the Company (the “Shares”) at a purchase price of $110.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated November 18, 2016, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 15, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 15 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby amended and supplemented by replacing “5:00 p.m., New York City time, on August 24, 2017” in provision (i) of the second paragraph of such section with “5:00 p.m., New York City time, on September 22, 2017”.

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following paragraphs after the last paragraph of such section:

“The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on August 24, 2017, is being extended in accordance with the Purchase Agreement until 5:00 p.m., New York City time, on September 22, 2017, unless further extended or earlier terminated in accordance with the Purchase Agreement.

On August 24, 2017, Parent issued a press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(V) to the Schedule 14D-9.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The disclosure in Item 3 of the Schedule 14D-9 under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company” is hereby amended and supplemented by replacing “Daniel Durn (Executive Vice President and Chief Financial Officer)” in provision (ii) of the third paragraph of such section with “Peter Kelly (Executive Vice President and Chief Financial Officer)”.

Item 8.	Additional Information

The disclosure in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure at the end of such Item:

Management Changes

“On July 24, 2017, the Company announced that Daniel Durn would resign as Executive Vice President and Chief Financial Officer of the Company, effective August 6, 2017. Concurrently, the Company announced that Peter Kelly would return to the role of Executive Vice President and Chief Financial Officer, a role which he held for over three years, which is complemented by his 30 years of finance experience, including the role of Chief Financial Officer of three public companies. Mr. Kelly will continue to retain his responsibilities for Strategy and M&A of the Company.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(V)	Press release issued by Parent, dated August 24, 2017 (incorporated by reference to Exhibit (a)(5)(Q) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2017

NXP SEMICONDUCTORS N.V.

By:	/s/ Dr. Jean A.W. Schreurs
Dr. Jean A.W. Schreurs SVP and Chief Corporate Counsel